UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.                                       Press release of Portugal Telecom, SGPS, S.A. (the “Company”), dated August 3, 2006, entitled “Portugal Telecom approves proposal to spin off PT Multimedia, to increase the proposed shareholder remuneration package to Euro 3.5 billion and to contribute Euro 1.0 billion into the pension funds.”

IMPORTANT NOTICE

Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

2

RELEASE

Portugal Telecom, SGPS, S.A.

Open Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 1,467,513,450

Registered in the Conservatory of the Commercial Registry of Lisbon and

Collective Person under no. 503 215 058

Portugal Telecom approves proposal to spin off PT Multimedia, to increase the proposed shareholder remuneration package to Euro 3.5 billion and to contribute Euro 1.0 billion into the pension funds

Lisbon, Portugal, 3 August 2006 — Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “PT”) announced today that it intends to spin off its 58.43% interest in its subsidiary PT Multimédia — Serviços de Telecomunicações e Multimedia, SGPS, S.A. (“PTM” or PT Multimedia) and to increase the shareholder remuneration package already announced for the 2006-2008 period from Euro 3.0 billion to Euro 3.5 billion, in addition to the distribution of PTM shares. The implementation of these proposals is subject to shareholder approval at an Extraordinary General Meeting (“EGM”) to be called for that purpose and these proposals will only be executed if the Sonaecom tender offer lapses or ceases.

After the technological and regulatory review of different alternatives to address the concerns regarding access network concentration, PT’s management has concluded that the separation of the networks through the implementation of an Access Service Division (as described in the report of the Board of Directors disclosed to the market and filed with the CMVM on 6 March 2006 and with the SEC on 7 March 2006) would be lengthy, complex from a legal standpoint and would carry significant costs. The separation of PT Multimedia can be executed in a shorter timeframe and with lower execution risk, creating at the same time an alternative operator to the PT Group with critical size in Portugal and the ability to expand internationally.

PT’s management has also concluded that the separation of PT Multimedia from Portugal Telecom should positively contribute to the development of the telecommunications market in Portugal, allowing the market to develop increasingly innovative and convergent services to consumers. The resulting market structure should provide regulatory relief for PT’s wireline business, giving it flexibility to offer more and better services to its customers, while PTM would be able to pursue its own competitive strategy, domestically and abroad.  By allowing the management of each company to focus on its core competencies, PT believes that this strategy is more likely to create greater value for shareholders over time. The proposed separation also addresses the long-standing objectives of the Portuguese regulators.

As a result, the Board of Directors of Portugal Telecom approved today the distribution of PT’s stake in PTM to all PT shareholders by way of a dividend in kind. In the spin-off, PT shareholders are expected to receive 4 PTM shares for each 25 PT shares owned, which at PTM’s closing price on 2 August 2006 would be equivalent to Euro 1.47 per PT share.

Portugal Telecom also announced today that its Board of Directors has approved an increase in the remuneration package for the 2006-2008 period from the previously announced Euro 3.0 billion to Euro 3.5 billion (including the dividend already paid in May 2006 of Euro 536 million), consisting of an extraordinary cash return of Euro 1.9 billion, or Euro 1.75 per share, within the next 12 months and a commitment to continue to implement a progressive dividend policy.

In addition, the Board of Directors of PT intends to reduce the expected funding period of the post retirement benefits deficit from 14 years to 6 years through a contribution of Euro 1.0 billion over the 2006-2008 period, upon achieving an improved labour relations framework.

The company does not expect the financing of the Euro 1.75 per share extraordinary dividend and the contribution to fund the retirement benefits to impair PT’s ability to maintain the financial flexibility necessary to execute its strategic business plan. PT expects to maintain an investment-grade credit rating after the implementation of these initiatives.

The proposed initiatives are subject to market conditions and to the company’s financial, accounting position and the approval at an EGM, subject to Sonaecom’s offer lapsing or ceasing.

In summary, PT shareholders are expected to receive Euro 3.5 billion in cash plus PTM shares over the 2006-2008 period, including the dividends paid in 2006, and to continue to benefit from PT’s leadership position in the telecommunications market in Portugal, Brazil and certain regions of Africa.

The Board of Directors of Portugal Telecom will initiate the process for submitting, in due time, to an Extraordinary General Meeting the proposed distribution of PTM shares, the contributions to fund the post retirement obligations and the extraordinary shareholder remuneration.

The Board of Portugal Telecom believes that the announced spin-off should promote increased regulatory flexibility and should benefit shareholders, consumers, create more employment and job opportunities and positively impact the Portuguese telecommunications market.

The Board of Portugal Telecom remains firmly committed to its duty of maximising the value of the company for the benefit of all of its stakeholders.

Conference Call details

Time: 18:30 (Portugal/UK), 19:30 (CET), 13:30 (US/NY)

Dial-in numbers

Outside US: +1 201 689 8261

US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415 (Account Number: 3082, Conference ID: 210644)

US and Canada callers: 877 660 6853 (Account Number: 3082, Conference ID: 210644)

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.